02037734

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
2002
WASH, D.C.

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

DERLAN MANUFACTURING INC.

145 King Street East, Suite 500
Toronto, Ontario
Canada M5C 2Y7

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________________.

PROCESSED
JUN 0 7 2002
P
THOMSON
FINANCIAL

\g\Rick\form6k

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DERLAN MANUFACTURING INC.
(Registrant)

Date: May 24, 2002.

By: Randal L. Levine
Name: Randal L. Levine
Title: Vice-President and Chief Financial Officer

NORTHSTAR AEROSPACE

145 King Street East
Suite 500
Toronto, Ontario
M5C 2Y7
Tel: (416) 364-5852
Fax: (416) 362-5334

FOR IMMEDIATE RELEASE

LISTED: TSE
SYMBOL: DRL Common Shares

NORTHSTAR AEROSPACE REPORTS FIRST QUARTER FINANCIAL RESULTS

TORONTO, May 9, 2002 – Northstar Aerospace today announces results for the first quarter ended March 31, 2002. Northstar Aerospace ("Northstar") is a trade name of Derlan Industries Limited. While the Company's current legal name remains "Derlan Industries Limited", the shareholders will consider and, if deemed advisable, vote in favour of the Company changing its legal name to "Northstar Aerospace, Inc." at the Company's annual and special meeting of shareholders scheduled for June 11, 2002.

	First Quarter (millions of dollars)	
	2002	2001 **(restated)**
Revenue, *continuing operations*	**$ 43.5**	$ 48.8
EBITDA, continuing operations	**7.1**	5.6
Income from continuing operations, after tax	**2.1**	0.4
Discontinued Operations	**(1.3)**	(1.3)
Net Income (loss)	**0.8**	(0.9)
	(in dollars)	
EBITDA per share, continuing operations	**$0.25**	$0.19
Income per share, continuing operations	**$0.07**	$0.01
Net Income (loss) per share	**$0.03**	$ (0.03)
Weighted average number of Common Shares (in millions)		
Basic	**28.8**	28.8
Diluted	**30.5**	28.8

Note: The 2001 figures have been restated to account for the pump operations as discontinued and for changes in accounting for foreign currency translation.

Revenues from continuing operations for the first quarter were $43.5 million (2001 - $48.8 million). Revenues decreased by 10.9% compared to the same period last year. Earnings before interest, income taxes, depreciation and amortization ("EBITDA") was $7.1 million (16.3% of revenues) for the first quarter, an increase of $1.5 million from the prior year amount of $5.6 million (11.5% of revenue). Income from continuing operations, after tax, was $2.1 million ($0.07 per share). This represents a $1.7 million increase over the prior year. Net income for the first quarter was $0.8 million ($0.03 per share). This represents a $1.7 million increase over the prior year.

The results for the prior year have been restated to reflect the retroactive application of a new CICA accounting standard in respect of foreign currency translation. As a result, foreign exchange losses of $0.1 million (2001 - $1.1 million) were recorded. In addition, the Company has adopted the new CICA accounting standard dealing with goodwill and intangible assets. In accordance with the standard, there is no goodwill amortization expense in the first quarter of 2002 ($0.3 million was expensed in the first quarter of 2001). A more detailed discussion of the first quarter results is contained in the Management Discussion and Analysis, which is attached to the interim Consolidated Financial Statements for the Quarter ended March 31, 2002.

Northstar Aerospace ended the quarter with a backlog for continuing operations of $260 million, a $1 million increase during the quarter. Year-over-year the backlog has increased $51 million (24%).

Commenting on these results, President and Chief Executive Officer Donald Jackson stated:

"As expected, Northstar has been impacted by the downturn in the commercial aviation market subsequent to September 11, 2001. Our MRO and commercial aerospace machining and fabrication activities had lower revenues and earnings in the quarter as compared to the prior year. However, our military revenues continued their strong trend and are expected to remain strong throughout 2002. We don't foresee significant improvement to our commercial business until the end of 2002.

Although the commercial aviation portion of our businesses will likely show disappointing results for 2002, it has strong long-term potential and provides a good balance against the military market. Northstar's Aerospace's mix of commercial and military revenues provide an ability to achieve superior long-term performance under a variety of economic conditions.

Northstar Aerospace continued to maintain a strong backlog. At March 31, 2002 the backlog was $260 million.

The discontinued pump operations had a disappointing first quarter, primarily related to the operating results in Tulsa. Operations in Germany also suffered as a result of lower shipments to the Middle East. The last half of the year is anticipated to be better than the first half of 2002. We continue to have discussions with our joint venture partner regarding the disposal of our pump investments.

In our press release dated April 25, 2002 I outlined a number of changes for our Company. As you may have noted, we have begun to use the trade name Northstar Aerospace. Also, the Board of Directors asked me to assume the position of President and CEO effective January 1, 2001 as a transitional leader. This transition is largely complete now and with the focus on building our aerospace operations it is time to hire a new CEO. I am chairing the Board committee to look for my replacement. I will continue to report to shareholders on these matters as progress is achieved."

Northstar Aerospace is a North American supplier of components and assemblies to the aerospace industry. Its shares are listed on the Toronto Stock Exchange under the symbol DRL.

Forward Looking Statements

This report includes "forward-looking statements" that are subject to risk and uncertainty. All statements other than statements of historical facts included in this report, including, without limitation, those regarding the Company's financial position, business strategy, projected costs and plans, projected revenues, objectives of management for future operations, and certain other items discussed above may be or include forward-looking statements. There is uncertainty over the impact of the September 11, 2001 terrorist attacks and the declining North American economy on the Company's revenues and earnings for 2002 and beyond. There is also uncertainty as a result of the extend and duration of a downturn in the commercial aerospace market, the impact of lower world wide commercial passenger air travel, air freight traffic and the impact of the level of future U.S. military expenditures. Forward-looking information contained herein is based upon a number of assumptions regarding the Canadian, U.S. and global economic environment and local and foreign government policies and actions. Actual future results of the Company may differ materially depending on a variety of factors, including production rates, timing of product deliveries, Canadian, U.S. and foreign government activities, volatility of the market for the Company's products and services, worldwide political stability, factors that result in significant and prolonged disruption to commercial air travel worldwide, worldwide political stability, domestic and international economic conditions, and other political and economic risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements'), are included in the Company's Annual Report for the Year Ended December 31, 2001 - Management's Discussion and Analysis - Risks and Uncertainties, and in Form 20F under the heading of Risks and Uncertainties. All information contained in this report and subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements.

Non-GAAP Measure

The Company defines EBITDA as earnings from operations before interest, income taxes, depreciation, amortization and write off of deferred development costs.

The Company has included information concerning EBITDA because it believes certain investors use this measure as a means of measuring continuing financial performance. EBITDA is not a measure of financial performance under Canadian or American generally accepted accounting principles ("GAAP"). As well, this measure has no standardized meaning prescribed under GAAP and may not be comparable to similarly titled measures used by other companies. This measure should not be construed as an alternative to cash flow from operations or earnings from operations as determined in accordance with GAAP as measures of liquidity or earnings.

For further information please contact: Randal L. Levine
Vice-President and Chief Financial Officer
(416) 364-5852

Attachment:
Financial Highlights

The Consolidated Financial Statements for the Three Months ended March 31, 2002 and related MD&A are available on our website at www.derlan.com.

Northstar Aerospace, a trade name of Derlan Industries Limited

Financial Highlights
For the quarter ended March 31
(in thousands of Canadian dollars, except per share amounts)
(unaudited)

Operating Summary		**First Quarter 2002**		**First Quarter 2001 (re-stated)**
Revenue, continuing operations	**$**	**43,455**	$	48,780
EBITDA, continuing operations		**7,087**		5,593
Income from continuing operations, after tax		**2,092**		440
Discontinued Operations		**(1,307)**		(1,318)
Net income		**785**		(878)

Financial Position	**March 31 2002**	December 31 2001
Working capital, continuing operations	**74,325**	70,969
Total assets	**227,265**	230,373
Total debt, continuing operations	**109,073**	110,740
Shareholders' equity	**44,977**	44,016

Per Share (basic)		**First Quarter 2002**		**First Quarter 2001**
EBITDA	**$**	**0.25**	$	0.19
Income from continuing operations, after tax	**$**	**0.07**	$	0.01
Net Income (loss)	**$**	**0.03**	$	(0.03)
Weighted average number of common shares outstanding				
Basic		**28,833**		28,833
Diluted		**30,367**		28,833

Note:
1. The 2001 figures have been restated to account for the pump operations as discontinued and for changes in accounting for foreign currency translation.
2. These highlights are to be read in conjunction with the Interim Consolidated Financial Statements and Management Discussion and Analysis attached thereto.